HAP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Filed pursuant to Rule 17a-5(e)(3) under the Securities
and Exchange Act of 1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50599

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HAP TRADING, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

395 HUDSON ST, 10TH FL
(No. and Street)

NEW YORK	NY	10014
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL JOSEPH	212-380-5186	MJOSEPH@HAP-CAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RYAN & JURASKA LLP
(Name – if individual, state last, first, and middle name)

141 WEST JACKSON BOULEVARD, SUITE 2250	CHICAGO	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HARSH PADIA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HAP TRADING, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> JEFFREY S PRETAT
> Notary Public - State of New York
> NO. 01PR6346891
> Qualified in New York County
> My Commission Expires Aug 22, 2028

Signature: _____

Title: _____
CHIEF EXECUTIVE OFFICER

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of HAP Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HAP Trading, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of HAP Trading, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of HAP Trading, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HAP Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as HAP Trading, LLC's auditor since 2022.
Chicago, Illinois
February 27, 2025

HAP TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	124,966
Receivable from broker dealers and clearing organizations		85,313,155
Financial instruments, at fair value:		
Securities owned		463,743,013
Derivative assets		973,826,462
Fixed assets, net of accumulated depreciation of $6,312,231		2,204,538
Right-of-use asset		8,507,914
Other assets		1,092,827
Restricted cash		1,228,065
TOTAL ASSETS	$	1,536,040,940

LIABILITIES AND MEMBER'S EQUITY

Financial instrument liabilities, at fair value:		
Securities sold, not yet purchased	$	500,013,368
Derivative liabilities		968,202,240
Accounts payable and accrued expenses		3,542,932
Payable to broker dealers and clearing organizations		29,155,270
Due to related parties		4,094,058
Lease liability		9,908,039
TOTAL LIABILITIES		1,514,915,907
Member's equity		21,125,033
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,536,040,940

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

HAP Trading, LLC (the "Company"), a New York limited liability company is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority ("FINRA"), NYSE ("NYSE-AMEX"), the Chicago Board Options Exchange ("CBOE", "CBOE BXY", "CBOE BZX", and "CBOE EDGX"), CME Group ("CME IMM"), the Philadelphia Stock Exchange ("PHLX"), the NYSE-ARCA Exchange, and Nasdaq Exchanges ("NQX", "ISE", and "GMEX").

The Company engages in market making on the NYSE-AMEX, CBOE, and BATS BZX. The company hedges its risk with equities, Exchange Traded Funds ("ETFs") and the related equity options and/or options on the ETFs and/or indices. The Company may also engage in various other proprietary trading strategies.

The Company is a wholly-owned subsidiary of HAP Capital Advisors LLC (the "Parent").

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The financial statement is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Financial Instruments – Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. At December 31,2024, the Company had not recorded any allowance for credit losses.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The Company's securities transactions are recorded on a trade date basis. All financial instruments are recorded in the statement of financial condition at fair value in accordance with ASC 820 – Fair Value Measurement and Disclosures (see Note 3).

The fair value of a derivative financial instrument is recorded as a derivative asset or derivative liability, respectively, prior to the exchange of related cash flows at contractually specified intervals. Derivative assets and derivative liabilities also include cash and cash collateral transferred to or from such counterparties. Options and warrants are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition. Unrealized gains or losses on open futures, swaps, and related collateral are included in receivable from and payable to broker dealers and clearing organizations on the statement of financial condition.

Receivables from Broker Dealers and Clearing Organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settle daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Fixed assets consist primarily of computer equipment, software, furniture, and leasehold improvements. The cost of computer equipment, software, furniture, and leasehold improvements is depreciated over the estimated useful lives of the assets on a straight-line basis as outlined in the following table.

Asset Type	Estimated Useful Life
Computer Equipment	3 years
Software	3 years
Furniture	5 years
Leasehold Improvements	Lesser of useful life or lease term

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – FAIR VALUE MEASUREMENTS

Fair value is an estimate of the exit price, representing the amount that would be received, to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The Company values its positions based on the following principles and method of valuation:

Equity securities listed on an exchange and are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

Exchange-traded derivatives, such as options and futures contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. Swaps can either be observed or modeled using a series of techniques and model inputs from comparable benchmarks. The pricing models used by the Company do not entail significant judgment, and the pricing inputs are observed from actively quoted markets, thus swaps are categorized in Level 2 of the fair value hierarchy. At December 31, 2024, the Company held no Level 2 or Level 3 investments.

The following are the Company's financial instruments owned and financial instruments sold short by level within the fair value hierarchy on December 31, 2024.

	Fair Value	Fair Value Hierarchy
Assets		
Equity securities owned	$ 463,743,013	Level 1
Equity options	973,826,462	Level 1
Liabilities		
Equity securities sold, not yet purchased	$ 500,013,368	Level 1
Equity options	968,202,240	Level 1

NOTE 4 - INCOME TAXES

No provisions for federal and state income taxes are made in the financial statement as these taxes are the responsibility of the Company's member under a limited liability company.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2021. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2024.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company accounts for its leases in accordance with ASC 842, Leases. The Company has a lease agreement for office space expiring in 2026. The Company subsequently signed an amendment to its existing lease for additional office space that expires in 2031.

Remaining commitments under the operating lease are as follows:

Years ending December 31,		Amount
2025	$	2,286,260
2026		2,087,811
2027		1,659,008
2028		1,659,008
2029		1,659,008
Thereafter		2,626,763
Total	$	11,977,858
Less; imputed interest		(2,069,819)
Total lease liability - operating lease	$	9,908,039

The Company entered into an agreement to sublease a portion of its office space. The sublease commenced on February 1, 2022 with an abatement period of four months following the commencement date and shall expire on August 30, 2026. The rent receivable shall be a fixed amount of $732,666 annually, prorated for partial year occupancy, plus additional rent for utilities and necessary services.

A restricted cash account in the amount of $1,228,065 is maintained at a bank as a letter of credit for the security deposit on the lease.

Contingencies

The Company is subject to various legal and regulatory actions and proceedings that arise out of the normal course of business. At December 31, 2024, the Company was party to a legal complaint alleging that the Company violated Section 16(b) of the Securities Exchange Act of 1934, as amended, 15 U.S.C. § 78p(b) and seeks compensatory damages. The Company intends to defend itself vigorously against the allegations. Discovery in the action has been completed and the Company filed a motion for summary judgment that remains pending. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. Management believes that the resolution of this matter will not have a material or adverse effect on the financial position of the Company.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is a member firm of the Chicago Board Options Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $9,433,366 on December 31, 2024, which exceeded the minimum requirement by $8,433,366. The ratio of aggregate indebtedness to net capital was 1.07 to 1 on December 31, 2024.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purposes, resulting from its own business activities. These derivative transactions typically include equity options, options on ETFs and index options, coupled with futures and options on futures for ETFs and indices.

In addition, the Company has sold securities and derivative contracts that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement on December 31, 2024 at fair value, and will incur a loss if the fair value of the securities and derivative contracts sold and not yet owned increases subsequent to December 31, 2024.

Generally, the Company hedges against the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the hedge.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts businesss is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts trading activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS (CONTINUED)

Clearing Agreements

The Company has a Joint Back Office ("JBO") clearing agreement with a clearing broker in which the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. The Company has invested $50,000 in the preferred shares of its clearing broker and is included within other assets in the statement of financial condition.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement plan covering substantially all employees. Full time employees who meet the service period are eligible to participate in the plan. The Company makes a matching contribution on an individual basis, equal to 100% of the contributions made by the participants to the plan, not to exceed 6.67% of the employee's total annual compensation capped at the annual deferral limit as defined.

NOTE 9 – RELATED PARTY TRANSACTIONS

Services Agreement with Parent

The Company has an agreement with the Parent for administrative, financial and technology services to be charged on a monthly basis based on costs incurred. The agreement may be terminated without cause or further obligation by the Company with 30 days written notice. The amount payable as of December 31, 2024 was $4,094,058 and is included within due to related parties in the statement of financial condition.

Revolving Note Payable to Member

On May 1, 2022, the Company entered into a revolving note agreement with the Parent with $10,000,000 available for borrowing. On August 1, 2022, the revolving note agreement was amended to increase the amount available for borrowing to $20,000,000. The note bears interest at a rate equal to the applicable federal rate (6% during the year ended December 31, 2024) payable no less than annually. The note expired on May 1, 2024, and the outstanding principal of $9,041,000 was converted into a capital contribution. At December 31, 2024, there were no outstanding balance and interest payable on the note.

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

Capital Contribution

During the year ended December 31, 2024, the Parent converted $4,000,000 of its outstanding related party service fees receivable and $9,041,000 of its outstanding notes receivable from the Company into capital contributions.

NOTE 10 – FIXED ASSETS

Major classifications of fixed assets as of December 31, 2024 are summarized as follows:

Category	Estimated Useful Life	Amount
Computer equipment	3 Years	$ 4,287,488
Software	3 Years	37,046
Furtniture	5 Years	975,207
Leasehold improvements	Lesser of useful life or lease term	3,217,028
Total		$ 8,516,769
Less; accumulated depreciation		(6,312,231)
Fixed assets, net of accumulated depreciation		$ 2,204,538

NOTE 11 – GUARANTEES

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. At December 31,2024 the Company was not party to any guarantee arrangements.

NOTE 12 – CONCENTRATION OF CREDIT RISK

At December 31, 2024, significant credit concentration consisted of approximately $22.6 milllion and $2.0 million, respectively, representing the fair value of the Company's trading accounts carried by two of its clearing brokers. Management does not consider any credit risk associated with these receivables to be significant. Management believes the Company is not exposed to any significant credit risk on cash.

NOTE 13 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 27, 2025, the date that the financial statement were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2024.